Focus Impact Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

January 30, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Construction
100 F Street, NE
Washington, D.C. 20549

Attention:	William Demarest
Isaac Esquivel
Ronald E. Alper
David Link

Re:	Focus Impact Acquisition Corp.
Registration Statement on Form S-4
Filed December 4, 2023
File No. 333-275871

Ladies and Gentlemen:

This letter sets forth the response of Focus Impact Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 31, 2023, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 filed December 4, 2023

Cover Page

1. Staff’s comment: On the cover page, please revise to quantify the interests in the business combination that the Sponsor, its affiliates, and FIAC's directors and officers have that may be different from, in addition to, or may conflict with the interests of FIAC public stockholders which may incentivize them to complete the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page of the Amended Registration Statement accordingly.

2. Staff’s comment: Please disclose here, and in your Questions and Answers, the amount raised in connection with your initial public offering, the number of shares redeemed in connection with your extensions and the remaining proceeds from the IPO and the sale of Private Warrants in the Trust Account as of the most recent practicable date.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and page 19 of the Amended Registration Statement accordingly.

3. Staff’s comment: Please prominently disclose in appropriate locations, including here, that FIAC public stockholders will not know at the time of the vote the percentage of shares they will hold in the combined company.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 38, 104 and 126 of the Amended Registration Statement accordingly.

Frequently Used Terms, page 2

4. Staff’s comment: Although we do not object to the inclusion of the glossary, please revise to ensure that your disclosures are in plain English and are clear without frequent reliance on defined terms or reference to other documents.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 2, 3, 4, 5 and 6 of the Amended Registration Statement accordingly.

Questions and Answers
What equity stake will current stockholders of FIAC…, page 12

5. Staff’s comment: Please revise the table to include redemption levels of 25% and 75%. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 13 and 14 of the Amended Registration Statement accordingly.

6. Staff’s comment: Please revise your disclosure to include the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution, or advise.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the underwriters in the Company’s initial public offering have waived any right to receive deferred underwriting fees, and, therefore, the Company has not updated the tables in the Amended Registration Statement to reflect the effective underwriting fee at different redemption levels.

Are there any arrangements to help ensure that FIAC will have sufficient funds…, page 14

7. Staff’s comment: We note that if a large number of shares are submitted for redemption FIAC may need to seek to arrange for third-party financing. Please revise to discuss potential third-party financing options and disclose the potential impact of the financing on the non-redeeming shareholders. Please also clarify whether you are currently in negotiations for or intend to enter into any third-party financing. We note that the DevvStream Fairness Opinion refers to FIAC intending to raise $30 million in a PIPE financing. In the appropriate locations in the registration statement, please revise your disclosure to address any potential third-party financing or advise us as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 15, 16, 21, 79, 103 and 106 of the Amended Registration Statement accordingly.

8. Staff’s comment: Please briefly address the total amount of transaction expenses incurred by FIAC.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 16 of the Amended Registration Statement accordingly.

Why is FIAC providing stockholders with the opportunity…, page 14

9. Staff’s comment: Please revise to disclose the business and other reasons FIAC has elected to provide stockholders the opportunity to have their common stock redeemed in connection with a stockholders vote.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 15 of the Amended Registration Statement accordingly.

What interests do FIAC’s current officers and directors have in the Business Combination?, page 16

10. Staff’s comment: Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 18, 41, 42, 112 and 124 of the Amended Registration Statement accordingly.

11. Staff’s comment: We note the disclosure that FIAC’s charter renounces its interest in any corporate opportunity in certain situations. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 19, 43, 113 and 126 of the Amended Registration Statement accordingly.

DevvStream, page 25

12. Staff’s comment: Please revise the summary disclosure concerning DevvStream to highlight the going concern determination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 29 of the Amended Registration Statement accordingly.

13. Staff’s comment: We note your reference that DevvStream is using blockchain technology in its platform. Pease revise to clarify how the blockchain technology platform is being used and address if the blockchain technology is being used to create a record of the carbon credits. Also, supplementally tell us if DevvStream is using the blockchain technology to create a type of crypto asset or if it is being used to create a record of the carbon credits.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 29 and 213 of the Amended Registration Statement accordingly.

Summary of the Proxy Statement/Prospectus, page 25

14. Staff’s comment: Please revise to add disclosure about dilution to the FIAC public shareholders. Please disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination, here and elsewhere as appropriate. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 13, 14 and 103 of the Amended Registration Statement accordingly.

15. Staff’s comment: Provide clear and quantified disclosure regarding whether the combined company's total outstanding shares may be sold into the market following the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 41 of the Amended Registration Statement accordingly.

16. Staff’s comment: Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements since the closing of the initial public offering or contemplated private placements. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in any private placements.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 19, 34, 42, 43, 113 and 125 of the Amended Registration Statement accordingly. In addition, the Company respectfully advises the Staff that, while the Company is pursuing additional financing, the exact terms of such securities are not yet available. The Company further advises the Staff that it will highlight any material differences as compared to the terms and price of securities issued at the time of the IPO in an amendment to the Registration Statement, should such financing become available.

17. Staff’s comment: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 21 and 92 of the Amended Registration Statement accordingly.

General Description of the Business Combination, page 26

18. Staff’s comment: Please revise this section to explain the business combination in plain English

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 29 and 30 of the Amended Registration Statement accordingly.

Registration Rights Agreement, page 30

19. Staff’s comment: Please specify the number of securities FIAC, Sponsor, and certain existing holders of DevvStream will be able to sell pursuant to future resale registration statements that the combined company will be required to file. Highlight that certain investors may have an incentive to sell even if the trading price at that time is below the IPO price. Discuss the negative pressure potential sales of such securities could have on the trading price of the combined company.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 34, 124 and 241 of the Amended Registration Statement accordingly.

It may be difficult for our stockholders to acquire jurisdiction…, page 70

20. Staff’s comment: Please identify the directors and officers who reside outside of the United States and where they are located. Please add a separate section in the registration statement disclosing issues related to enforcement of civil liabilities.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 8, 77 and 268 of the Amended Registration Statement accordingly.

FIAC’s stockholders can exercise redemption rights…, page 72

21. Staff’s comment: We note that if a larger number of shares are submitted for redemption FIAC may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account. Please revise to discuss potential third-party financing options, if any, and disclose the potential impact of those options on non-redeeming shareholders. Please also clarify whether you are currently in negotiations for or intend to enter into any third-party financing. We note your disclosure in the “Other Related Events in Connection with the Business Combination” section, on page 45, that the DevvStream management team is negotiating a PIPE financing to support the combined company at closing.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 21, 79, 103 and 106 of the Amended Registration Statement accordingly.

Risks Related to FIAC and the Business Combination, page 72

22. Staff’s comment: Please include a risk factor discussing the October 16, 2023 NASDAQ notice disclosed on page F-23.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 99 of the Amended Registration Statement to include additional risk factor language accordingly.

Risks Related to Redemption
The Sponsor, directors or officers or their affiliates may enter into certain non-redemption arrangements with public stockholders, page 99

23. Staff’s comment: We note disclosure in your risk factor that your sponsor, officers, directors and affiliates may enter into certain non-redemption arrangements with public stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 106 and 107 of the Amended Registration Statement accordingly.

24. Staff’s comment: Please advise us whether any of these agreements provide investors with the right to sell back shares to the company at a fixed price after the closing date of the business combination.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not entered into any non-redemption agreements at this time, and we have revised page 107 of the Amended Registration Statement accordingly. In the event that the Company enters into any such agreements prior to the closing of the business combination, the Company will include appropriate disclosure in a future amendment to the Registration Statement at that time.

Quorum and Required Vote for Stockholder Proposals, page 102

25. Staff’s comment: We note your statement, on page 15, that the Sponsor has agreed to vote all FIAC common stock owned by it in favor of the business combination and that if only the minimum number of shares representing a quorum is present at the meeting held to vote on the business combination, then the business combination will be approved. Please revise this section to include disclosure explaining these facts.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 16, 17, 110 and 111 of the Amended Registration Statement accordingly.

Survival and Indemnification, page 110

26. Staff’s comment: We note your disclosure that none of the representations and warranties contained in the Business Combination Agreement, except for the covenants and agreements relevant to the Closing, will survive the effective time of the Business Combination. Please include appropriate risk factor disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 96 and 97 of the Amended Registration Statement to include additional risk factor language accordingly.

Background of the Business Combination, page 117

27. Staff’s comment: Please revise to provide further clarity on how FIAC narrowed the population of potential targets from 22 to the two final potential targets.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 128 of the Amended Registration Statement accordingly.

28. Staff’s comment: Please revise to place your disclosure regarding the negotiations by FIAC with DevvStream and Company A in chronological order.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 128, 129, 130, 131, 132 and 133 of the Amended Registration Statement accordingly.

29. Staff’s comment: Please identify the advisors and representatives of FIAC and DevvStream in their first use in this section.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 130 and 131 of the Amended Registration Statement accordingly.

30. Staff’s comment: We note your statement that FIAC and DevvStream executed a confidentiality agreement on February 21, 2023. We also note that between February 21, 2023 and March 11, 2023 FIAC and DevvStream held a series of virtual meetings where they negotiated the financial and other terms of the business combination transaction. Please revise to address these meetings and any other material meetings in detail.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 130 and 131 of the Amended Registration Statement accordingly.

31. Staff’s comment: Please revise to address in more detail the FIAC’s negotiations with Company A. Also revise to indicate why Company A determined not to proceed with a business combination with FIAC.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 128, 129, 130, 131, 132 and 133 of the Amended Registration Statement accordingly.

32. Staff’s comment: Please disclose how FIAC determined the enterprise value of DevvStream.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 133 of the Amended Registration Statement accordingly.

33. Staff’s comment: Please clarify the role of Three Peaks Capital disclosed on page 120.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 130 of the Amended Registration Statement accordingly.

34. Staff’s comment: Please revise to clarify why the enterprise value of DevvStream was reduced from $175 million to $145 million in the discussions held on August 10, 2023 as disclosed on page 122.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 132 of the Amended Registration Statement accordingly.

35. Staff’s comment: Please clarify whether the Convertible Note Subscription Agreement disclosed on page 122 is the same as the Convertible Note financing also disclosed on page 122, and the Convertible Bridge Financing disclosed on page 248.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the referenced disclosures all refer to the same transactions and related agreements. The Company has conformed the disclosure and the relevant defined terms throughout the Amended Registration Statement accordingly.

Reasons for Approval of the Business Combination, page 124

36. Staff’s comment: Please clarify how the board took the consideration to be paid for DevvStream into account in recommending the transaction.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 135 of the Amended Registration Statement accordingly.

37. Staff’s comment: Please revise to clarify Marsh MacLennan’s role in the negotiations.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 135 of the Amended Registration Statement to remove the reference to Marsh McClennan.

Upside Potential, page 126

38. Staff’s comment: Please revise to disclose DevvStream’s LTM revenue multiple and the industry average. Please clarify if EBITDA multiple is different than LTM revenue multiple. If so, please provide DevvStream’s EBITDA multiple. Please clarify the reference to “likely median.”

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 136 and 137 of the Amended Registration Statement to reflect that the FIAC Board did not consider DevvStream's LTM revenue, but rather DevvStream's projected revenues and EBITDA multiples in comparison to projected revenue and EBITDA multiples of comparable companies.

Opinion of FIAC’s financial Advisor, page 128

39. Staff’s comment: We note that in performing its reviews and analyses for rendering its opinion, Houlihan Capital reviewed financial statement projections for DevvStream for the calendar years ended 2023 through 2025. Please disclose the material financial projections used by Houlihan Capital.

           Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 143 of the Amended Registration Statement accordingly.

DevvStream's Financial Projections and Analytical Methodologies, page 131

40. Staff’s comment: We note your cross reference to “FIAC’s Board Reviewed and Considered the Following Information Pertaining to DevvStream” in your first paragraph in this section. Please revise to provide the referenced information or advise us as appropriate.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised pages 141 and 142 of the Amended Registration Statement accordingly.

Anti-dilution Adjustments, page 231

41. Staff’s comment: It appears the sponsor may receive additional securities pursuant to the anti-dilution adjustment based on the company’s additional financing activities. If true, please quantify to the extent possible the number and value of securities the sponsor may receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight the potential dilution to public stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Sponsor will not receive additional securities pursuant to an anti-dilution adjustment based on the Company’s additional financing activities, as the Sponsor waived any rights to anti-dilution adjustments pursuant to the Sponsor Side Letter. The Company has revised page 261 of the Amended Registration Statement to disclose such waiver.

Beneficial Ownership of Securities, page 238

42. Staff’s comment: Please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised page 253 of the Amended Registration Statement accordingly.

Index to Financial Statements
Report of Independent Registered Public Accounting, page F-2

43. Staff’s comment: To avoid confusion, please remove the additional copy of your auditors' report on page F-2.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has removed the auditor’s report from the Amended Registration Statement accordingly.

Consolidated Balance Sheets as of July 31, 2023 and 2022, pages F-46

44. Staff’s comment: Please provide us with additional detail describing the items included in prepaid expenses for each of the periods presented for DevvStream Holdings Inc.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the items included in prepaid expenses for each of the periods presented for DevvStream Holdings Inc, are as follows:

I.	July 31, 2023

a.
DevvStream paid ProReturn AG, an investor relations vendor, $265,000 for services to be provided from January 1, 2023 to December 31, 2023. At July 31, 2023, the balance related to this contract was $110,417, comprising 5 months of services remaining to be rendered ($265,000 * 5 months / 12 months).

b.
DevvStream paid Emerging Markets Consulting, LLC, an investor relations vendor, $100,000 for services to be provided from July 11, 2023 to October 11, 2023. At July 31, 2023, the balance related to this contract was $83,333, comprising 2.5 months of services remaining to be rendered ($100,000 * 2.5 months / 3 months).

c.
DevvStream made payments of $101,262 toward a $151,399 insurance policy covering the period from March 1, 2023 to February 28, 2024. At July 31, 2023, the balance remaining in prepaid expenses was $38,180.

d.	DevvStream paid a retainer for valuation services of $18,925, the entirety of which remained in prepaid expenses at July 31, 2023.

e.	Other items consist of prepayments for consulting services and listing fees.

II.	July 31, 2022

a.
DevvStream paid Native Ads Inc., an investor relations vendor, $311,915 for services to be provided commencing upon DevvStream’s public listing. At July 31, 2022, the entirety of the balance remained in prepaid expenses as DevvStream had not yet completed its public listing and the consultants had not rendered any services.

b.
DevvStream paid $163,755 for insurance coverage from March 7, 2022 to March 7, 2023. At July 31, 2022, the insurance premium balance was $102,347, comprising 7.5 months of coverage ($163,755 * 7.5 months / 12 months).

c.	Other items consist of prepayments for consulting services and a workers’ compensation policy.

III.	October 31, 2023

a.
DevvStream made payments of $167,337 towards a $151,399 insurance policy covering the period from March 1, 2023 to February 28, 2024. At October 31, 2023, the balance remaining in prepaid expenses was $50,466, comprising 4 months coverage ($151,399 * 4 months / 12 months), plus $15,938 in overpayment.

b.
DevvStream paid Pro Return AG, an investor relations vendor, $265,000 for services to be provided from January 1, 2023 to December 31, 2023. At October 31, 2023, the balance related to this contract was $44,167, comprising 2 months of services remaining to be rendered ($265,000 * 2 months / 12 months).

c.	Other items consist of prepayments for consulting services and listing and filing fees.

 We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Peter Seligson, P.C. of Kirkland & Ellis LLP at (212) 446-4756 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

FOCUS IMPACT ACQUISITION CORP.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Enclosures
cc:	Peter Seligson, P.C. (Kirkland & Ellis LLP) Justin R. Salon (Morrison & Foerster LLP) Simon Romano (Stikeman Elliott LLP)